UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2016 (MM/DD/YY) AND ENDING 09/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashton Young, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 S. Telegraph Rd., Suite 150
(No. and Street)

Bloomfield Hills	MI	48302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Young 248-729-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen Young _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashton Young, Inc. _____, as of September 30 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Cynthia Krueger

CYNTHIA KRUEGER
NOTARY PUBLIC, Oakland County, MI
My Commission Expires: 10-14-2023

Notary Public



_____
Signature

Vice President
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHTON YOUNG, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2017

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ASHTON YOUNG, INC.
TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
BALANCE SHEET	2
STATEMENT OF STOCKHOLDER'S EQUITY	3
STATEMENT OF OPERATIONS	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-7
SUPPLEMENTARY INFORMATION:	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	9
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS UNDER SEC RULE 15c3-3	9
SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC PURSUANT TO SEC RULE 17a-5(e)(4)	10-11
FORM SIPC-7 GENERAL ASSESSMENT RECONCILIATION	12-13
SUPPLEMENTAL EXEMPTION REPORT PUSUANT TO SEC RULE 17a-5	14
BROKER- DEALER EXEMPTION REPORT	15

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholder of Ashton Young, Inc.
Bloomfield Hills, Michigan

We have audited the accompanying financial statements of Ashton Young, Inc., a Michigan corporation, which comprise the balance sheet as of September 30, 2017 and the related statement of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Ashton Young Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Young, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 9 to 17, has been subjected to audit procedures performed in conjunction with the audit of Ashton Young Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

Roseville, Michigan
November 27, 2017

1

ASHTON YOUNG, INC.
BALANCE SHEET
September 30, 2017

ASSETS

	Amount
Cash	$ 46,309
Accounts receivable:	
Brokers, dealers and clearing organization	191,615
Deposit – clearing organization	25,032
Furniture and equipment	19,917
Accumulated depreciation	(19,917)
Net furniture and equipment	-
Other assets:	
Advances to officers	56,029
Deposits	3,644
	$ 322,629

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable:	
Commissions due salesmen	$ 124,694
Accrued expenses	1,508
Federal income tax (Note 2)	1,400
Total liabilities	127,602
Stockholder's equity:	
Common stock, par value $1.00 per share; 100,000 shares authorized; 10,906 shares issued	10,906
Capital in excess of par value	26,541
Retained earnings	157,580
Total stockholder's equity	195,027
	$ 322,629

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For The Year Ended September 30, 2017

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholder's Equity
Balance, September 30, 2016	10,906	26,541	158,378	195,825
Net loss for the year ended September 30, 2017	-	-	(798)	(798)
Balance, September 30, 2017	$ 10,906	$ 26,541	$ 157,580	$ 195,027

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENT OF INCOME
For The Year Ended September 30, 2017

	Amount
Income:	
Commissions and fees	$ 1,580,707
Interest income	6,509
Total income	1,587,216
Commissions and clearing charges:	
Commissions paid	1,004,481
Clearing charges	29,021
Total commissions and clearing charges	1,033,502
Gross profit from operations	553,714
Selling, general and administrative expenses	550,489
Income before provision for taxes	3,225
Provision for taxes:	
Federal income tax (Note 2)	2,845
Michigan corporate taxes	1,178
Total provision for taxes	4,023
Net Loss	$ (798)

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2017

	Amount
Increase (decrease) in cash and cash equivalents:	
Cash flows from operating activities:	
Fees and commissions received	$ 1,521,090
Interest received	6,495
Commissions paid	(999,777)
Clearing charges	(29,021)
Other selling, general and administrative expenses paid	(550,645)
Federal income taxes paid	(1,445)
MI business taxes paid	(578)
Net cash used in operating activities	(53,881)
Cash flows from investing activities:	
Repayments on advances to officers-net	59,479
Net cash provided by investing activities	59,479
Net increase in cash	5,598
Cash at beginning of year	40,711
Cash at end of year	$ 46,309
Reconciliation of net income to net cash used in operating activities:	
Net loss	$ (798)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	-
(Increase) decrease in:	
Accounts receivable	(59,631)
Increase (decrease) in:	
Accounts payable	4,704
Accrued expenses	1,844
Total adjustments	(53,083)
Net cash used in operating activities	$ (53,881)

See accompanying notes.

5

Note 1 - ORGANIZATION

Ashton Young, Inc., a Michigan corporation, provides investment services as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission (SEC).

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk
In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Subsequent Events
The Company has evaluated events and transactions for potential recognition or disclosure through November 27, 2017, which is the same date the financial statements were available to be issued.

Note 3 – ADVANCES TO OFFICER AND SALESMEN

The advances to officers at September 30, 2017, in the amount of $56,029, bear interest at five (5) percent per annum and will be paid from future salaries and commissions.

Note 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2017, the Company's net capital was $61,339 and its required net capital was $8,507. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was 2.08 to 1.

Note 5 - EMPLOYEES BENEFIT PLAN

The Company maintains a defined contribution benefit plan 401(k) on a calendar year basis covering all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company may make an additional contribution to the plan based on a matching formula. For the calendar year ended December 31, 2016 the Company contributed $21,535 to the plan as a matching contribution.

Note 6 - LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at September 30, 2017 are as follows:

Year ended September 30,	Amount
2018	43,800
2019	43,800
2020	3,650

For the year ended September 30, 2017 the total lease expenses pursuant to the above operating lease amounted to $45,076, which is included in selling, general and administrative expenses in the attached Statement of Income.

SUPPLEMENTARY INFORMATION

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2017

Net Capital

Total ownership equity	$ 195,027
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	195,027
Deduction and/or charges:	
Total non-allowable assets from Statement of Financial Condition	133,688
Other deductions and/or charges	-
Net capital	61,339
Net capital requirement	8,507
Excess net capital	$ 52,832
Aggregate indebtedness	
Total accounts payable and accrued expenses from the Statement of Financial Condition	127,602
Total aggregate indebtedness	$ 127,602
Ratio: Aggregate indebtedness to net capital	2.08 to 1

Reconciliation with Company's computation included in the Company's unaudited Part II of Form X-17A-5 as of September 30, 2017:

There are no material differences between the preceding computation and the Company's Corresponding unaudited Part II of Form X-17A-5 as of September 30, 2017.

Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements for Broker-Dealers under Rule 15c3-3:

Ashton Young, Inc. is exempt from SEC Rule 15c3-3 under section (k)(2)(ii), and therefore has not presented the Computation for Determination of reserve Requirements and Information for Possession or Control Requirements.

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

SIPC SUPPLEMENTAL REPORT IN ACCORDANCE WITH RULE 17a-5(e)(4)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of Ashton Young, Inc.
Bloomfield Hills, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the Securities Investor Protection Corporation (SIPC) Series 600 Rules, and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by Ashton Young, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) of Ashton Young, Inc. (the "Company") for the year ended September 30, 2017, solely to assist you and SIPC in evaluating Ashton Young, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7B). Management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2017, with the Total Revenue amount reported in Form SIPC-7B for the year ended September 30, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions on form SIPC-7B. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
November 27, 2017

SIPC-7B (34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B (34-REV 6/17)

For the fiscal year ended 9/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8369 FINRA SEP
ASHTON YOUNG INC
2600 S TELEGRAPH RD STE 150
BLOOMFIELD HILLS MI 48302-0972

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Glen Young 2487290101

2. A. General Assessment (item 2f from page 2)		$ 367
B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**)	4/25/17 Date Paid	(217)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		150
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 150
G. **PAYMENT:** √ **the box** **Check mailed to P.O. Box** ☒ **Funds Wired** ☐ **Total (must be same as F above)**	$	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ashton Young Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP
(Title)

Dated the 20 day of Nov, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 10/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 9/30/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1587556 (the sum of both periods)	$ 427428	$ 1160128
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions		-0-	-0-
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		364036	985328
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		6111	22911
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)			

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 37	$ 231
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 779	$ 1196

Enter the greater of line (i) or (ii)	779	1196
Total deductions	370926	1009434
2d. SIPC Net Operating Revenues	$ 56502	$ 150693
2e. General Assessment at applicable rate for assessment period.	$ 141 @.0025	$ 226 @.0015
2f. Total General Assessment add both columns.	$ 367 (to page 1, line 2.A.)	

2

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA

Douglas W. Schwark, CPA

(586) 779-8010

FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Ashton Young, Inc.

Bloomfield Hills, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which Ashton Young, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Ashton Young, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and Ashton Young, Inc. stated that they met the identified exemption provisions from the period October 1, 2016 through September 30, 2017 without exception. Ashton Young Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ashton Young, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan

November 27, 2017

Ashton Young, Inc.

2600 S. Telegraph Road, Suite 150, Bloomfield Hills, MI 48302 / 248-729-0101

November 28, 2017

Ashton Young, Inc. - Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5 of the U.S. Securities and Exchange Commission

September 30, 2017

Ashton Young, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Ashton Young, Inc. states the following:

(1) Ashton Young, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)

(2) Ashton Young, Inc. is exempt from the Customer Protection Rule pursuant to the Securities and Exchange Act of 1934 Rule 17a-5 based on the provisions of 17 C.F.R. subsection 15c3-3(k), in which we claim an exemption that is provided under Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of subsection 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

I, Glen Young, swear (of affirm) that, to my best knowledge and belief, this Exemption Report for the fiscal year ending September 30, 2017 is true and correct.

Signed,

Glen Young
Vice President
Ashton Young, Inc.